PGS Emerges From Chapter 11

NOVEMBER 5, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today the substantial consummation of, and the occurrence of the "Effective Date" under, the Company's Modified First Amended Plan of Reorganization, dated October 21, 2003 (the "Plan"). As a result, the Company, which filed for Chapter 11 protection on July 29, 2003, has now emerged from Chapter 11.



Pursuant to the Plan, the Company today issued $745,948,810 in aggregate principal amount of 10% Senior Notes due 2010 and $250,000,000 in aggregate principal amount of 8% Senior Notes due 2006 to its main creditors. The Company also entered into a new term loan facility in the principal amount of $4,810,774 with certain creditors that elected the Package A Distribution (as defined in the Plan). In addition, the Company continues with its discussions regarding the terms of a $70 million working capital facility.



On or about November 6, 2003, the Company expects to distribute 61% of its new ordinary shares by crediting temporary, blocked Norwegian custody accounts created by Nordea Bank Norge ASA ("Nordea") for the benefit of the Company's main creditors. Nordea will send instructions regarding how to transfer the shares to an account specified by each respective creditor. Once transferred, shares may be converted to American Depositary Shares at the option of the holder.



American Depositary Shares ("ADSs") representing 5% of the Company's new ordinary shares are expected to be distributed on or about November 10, 2003 to the holders of the Company's outstanding junior subordinated debentures.



As previously announced, the rights offering contemplated under the Plan (the "Rights Offering") ended today. From on or about November 10 through 14, 2003, the Company expects to distribute the new ordinary shares purchased in the Rights Offering (a total of 22.5% of the new ordinary shares of the Company) and an additional 4% of the Company's new ordinary shares to its existing shareholders pursuant to the Plan. Cash proceeds from the Rights Offering are expected to be distributed on or about November 14, 2003 to the Company's main creditors. The Company also expects to distribute Excess Cash (as defined in the Plan) to its creditors by the end of November.


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Trading in the Company's existing ordinary shares and corresponding ADSs ended as of the end of business today in the respective markets. The Company expects its new ordinary shares to begin trading on the Oslo Stock Exchange on or about November 6, 2003, at a time that has yet to be determined. The new ADSs are trading on a when-issued basis under the symbol PGEYV. Regular trading will commence when the new ADSs are distributed.



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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.



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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.



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This announcement does not constitute an offer of any securities for sale. Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.



FOR DETAILS, CONTACT:
Sam R. Morrow
Svein T. Knudsen
Phone:  +47-67-52-6400
Suzanne M. McLeod
Phone:  +1 281-589-7935



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